BLACK DIAMOND, INC.

2084 EAST 3900 SOUTH

SALT LAKE CITY, UTAH 84124

(801) 278-5552

August 27, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Black Diamond, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 6, 2012 File No. 1-34767

Dear Sirs:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), the Company’s responses to the Commission’s letter of comment dated August 13, 2012 (the “Staff Letter”), which are set forth on Schedule A hereto and have been listed in the order of the comments from the Staff Letter.

We also hereby submit on Schedule B hereto the acknowledgment of the Company as required by the Staff Letter.

Very truly yours,

/s/ Robert Peay

Robert Peay

Chief Financial Officer

cc: David R. Humphrey

Schedule A

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis, page 27

Results of Operations

Consolidated Year Ended December 31, 2011 Compared to Combined Year Ended December 31, 2010, page 29

1.	We note that you have combined the results of the predecessor with those of the successor (on a stepped-up basis) for fiscal 2010 and for periods prior thereto. We also note your representation that “sales and most operating cost items are substantially consistent with those reflected by the Predecessor.” However, as the results of operations for these fiscal periods have not been prepared on a consistent basis, we are not persuaded that the results of the predecessor and the successor may be combined for purposes of your comparative discussions. We would regard the combined figure to represent a non-GAAP financial measure. For these reasons, in future filings and amendments thereto, please eliminate any numerical presentations or discussions that combine the results of the predecessor and the successor on a stepped-up basis. Instead, please compare the balances for the years ended December 31, 2011 and 2011 as presented in your audited historical income statements on page 44. We will not object if you wish to supplement this discussion with a discussion based on pro forma financial information for 2010. In that case, the pro forma financial information should be prepared and presented in a format consistent with Article II of Regulation S-X. In addition, any discussion of pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K. Your presentation of cash flows on page 35 should also not be presented on a combined basis.

Black Diamond, Inc. (the “Company”) notes the Staff’s comment and, in response to this comment, advises the Staff that in preparing the Company’s Management’s Discussion and Analysis (“MD&A”) as contained in the Company’s Annual Report on Form 10-K filed with the Commission on March 6, 2012 (the “Form 10-K”), the Company combined the results of the predecessor with those of the Company to provide a combined view of the results of operations and discussion of cash flows because the Company had no operations at the time of our acquisition of Black Diamond Equipment Ltd. (“Black Diamond Equipment”) and as a result, Black Diamond Equipment is considered to be our predecessor company for financial reporting purposes. The predecessor does not include Gregory Mountain Products, LLC (“GMP”). The Company further advises the Staff that the financial results and cash flows presented for both the predecessor and the Company were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). In preparing the MD&A, the Company considered Item 303(a) of Regulation S-K, specifically instruction 1, noting the intent of this guidance is to provide the reader with an enhanced understanding of the Company’s financial condition, changes in financial condition and results of operations. The Company believes the presentation of the combined results and cash flows provides the most fair and useful presentation for a reader’s understanding of the operations of the Company because the combined balances for the year ended December 31, 2010 and periods prior thereto are prepared consistently, and by including the five months ended May 28, 2010 of the predecessor’s results, we are able to show a full 12-month period of operations, which becomes more comparable with the 12-month period of operations presented for the year ended December 31, 2011 – which in the Company’s judgment enhances a reader’s understanding of the Company’s financial condition, changes in financial condition and results of operations.

A-1

The Company accounted for the acquisition of Black Diamond Equipment in accordance with ASC Topic 805, Business Combinations, which requires an acquirer to recognize, separately from goodwill, the identifiable assets acquired and liabilities assumed, and to measure these items at their acquisition-date fair values. The Company’s use of the term “stepped up basis” simply refers to the fair market adjustment required under GAAP to adjust inventory up to fair market value for purchase accounting.  This increase reflects the estimated fair value of inventory at an expected sales price less the cost to sell plus a reasonable profit margin and is a normal and required purchase accounting entry under ASC 805, Business Combinations.

The Company confirms to the Staff that in future filings and amendments thereto, we will no longer use the term “stepped up basis,” and will refer to this adjustment as a “purchase accounting fair market value inventory adjustment.”

In the Form 10-K, we disclose that “sales and most operating cost items are substantially consistent with those reflected by the Predecessor.”  In fact, sales and most operating cost items are entirely consistent with those reflected by the predecessor. The main difference between the presentation lies not in the consistency, but the fact that GMP is not reflected in the combined numbers as stated on page 29 of the Form 10-K. In the Form 10-K, we disclose:

“The following presents a discussion of consolidated operations for the year ended December 31, 2011, compared with the combined year ended December 31, 2010. The combined year ended December 31, 2010 represents the results of the Company for the year ended December 31, 2010, and the results of the Predecessor for the period from January 1, 2010 through May 28, 2010, the closing date of the Mergers. The Predecessor does not include GMP.”

The Company confirms to the Staff that in future filings and amendments thereto, we will eliminate the word “substantially,” as the Company believes that sales and most operating cost items are consistent with GAAP.

2.	See your discussion paragraphs of Cost of Goods Sold and Gross Profit. In future filings/amendments, please omit the third sentences that begin with “excluding,” or revise to disclose the impact of the acquisition-related fair value adjustment without providing non-GAAP totals or margins of Cost of Goods Sold and Gross Profit.

The Company notes the Staff’s comment and, in response to this comment, confirms that in future filings or amendments thereto, the Company will omit the third sentence currently contained in the Form 10-K that begin with “excluding,” or will disclose the impact of the acquisition-related fair value adjustment without providing non-GAAP totals or margins of Cost of Goods Sold and Gross Profit.

A-2

Liquidity and Capital Resources, page 35

Net Cash From Operating Activities, page 35

3.	We note your disclosure on the non-GAAP measure free cash flow. In future filings, please expand to provide a reconciliation of how this amount was computed for each period presented, describe how this measure is used by the Company. Refer to Compliance and Disclosure Interpretations (“C&DI’s”), Non-GAAP Financial Measures, Section 102, Question 102.07.

The Company notes the Staff’s comment and, in response to this comment, confirms that to the extent the Company discloses free cash flow in future filings, the Company will provide a reconciliation of how this amount was computed for each period presented as well as describe how this measure is used by the Company.

Contractual obligations, page 37

4.	In future filings, please provide a detail discussion within Liquidity and Capital Resources of your 5% Senior Subordinated Notes, including the significant terms of this debt, such as issuance and maturity date, interest rate, financial covenants, etc.

The Company notes the Staff’s comment and, in response to this comment, confirms that in future filings the Company will include a detail discussion within Liquidity and Capital Resources of the Company’s 5% Senior Subordinated Notes, including the significant terms of this debt, such as issuance and maturity date, interest rate, financial covenants, etc.

5.	In future filings, please expand the table to disclose, at a minimum, the amount of scheduled interest payments on your long-term debt obligations (i.e., fixed and variable rate). You may determine the appropriate methodology to estimate the interest payments. Your methodology and significant assumptions should be disclosed in a footnote to the table. If the amount of interest on variable rate debt cannot be reliably estimated, please disclose this fact and state the significant terms of the obligations.

The Company notes the Staff’s comment and, in response to this comment, confirms that in future filings the Company will expand the contractual obligations table to disclose the amount of scheduled interest payments on the Company’s long-term debt obligations.

Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Segment Information, page 52

6.	We note that you acquired two separate businesses and brands, only one of which was considered to be your predecessor. Please tell us how you have determined that these two distinctive brands constitute a single operating segment under ASC 280-10-50-1. Alternatively, if you believe that you have more than one operating segment which may be aggregated into a single reportable segment pursuant to ASC 280-10-50-11, please explain the basis for this conclusion.

A-3

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that the Company determined that its two distinct brands constitute a single operating segment because of the significant amount of overlap of the products that constitute the two brands. For example, the primary products of GMP are backpacks and other types of packs to carry various articles. Black Diamond Equipment also has backpacks and similar packs as part of its inventory of products, as well as other related outdoor products. Furthermore, there are a host of services at the corporate level that are shared by both brands, including, but not limited to, information technology services, research and development, engineering, marketing and promotion, human resources, legal services, accounting, finance, treasury and payroll services, office space, and various other similar services that are provided at the corporate level to both brands. Indeed, the fact that the two brands were acquired in two separate transactions at the same time does not diminish the reality that both brands are viewed as a single, integrated whole and decisions by management are made regarding the brands as one enterprise.

In furtherance of the foregoing, in determining that the Company has a single operating segment, the Company followed the guidance of ASC Topic 280, Segment Reporting, and applied the management approach through the following steps:

• Identify the Chief Operating Decision Maker (“CODM”);

• Identify the operating segments reported to the CODM;

• Evaluate whether or not the operating segments identified can be aggregated; and

• Determine which operating segments are reportable segments.

Identify the CODM

For purposes of applying ASC 280, the CODM is the highest level of the Company’s management at which decisions are made about how the Company’s resources will be allocated so that other levels of management can execute and implement those operating decisions. Pursuant to ASC 280, the Company determined that its Chief Executive Officer (“CEO”) is the CODM, as he is the highest level of management at which decisions are made about how resources will be allocated so that other levels of management can execute those operating decisions. The Company’s Senior Management Team assists the CEO in the evaluation of the Company’s performance and the need for the allocation of resources; however, the CEO can and does override decisions made by the Senior Management Team. Also, because the CEO essentially controls the Senior Management Team and, therefore, has control over the operating decisions that the Senior Management Team proposes, the CEO is the CODM for purposes of applying the management approach under ASC 280. This Senior Management Team consists of (i) Mark Ritchie, VP of Global Operations; (ii) Robert Peay, Chief Financial Officer; (iii) Ryan Gellert, President of Black Diamond Equipment; (iv) Billy Kulczycki, President of GMP; (v) Christian Jaeggi, Head of BDE Europe; (vi) Chris Grover, VP of Sales; (vii) Scot Carlson, VP of Acquisitions and Integrations and (viii) Rosalie Marks, VP of Human Resources (collectively, the “Senior Management Team”).

A-4

With input from the Senior Management Team, the Company’s CEO is the member of the Company’s management that ultimately determines the allocation of the Company’s resources and assesses the performance of the Company. The CODM has access to the same information as the members of the Senior Management Team.

Identify the Operating Segments

Operating segments under ASC 280 are the individual operations that the CODM reviews for purposes of assessing performance and making resource allocation decisions. In identifying its operating segments, the Company focuses on the way that the financial information is organized and reported to the CODM. In considering the information provided to the CODM is his performance assessment and resource allocation decisions the Company considered the variety of information presented to and used by the CODM during this process. As is outlined in more detail below, the Company noted that the information provided to be used in the CODM’s decision making process is overlapping in nature in that the numerous reports and pieces of information used are broken out in a variety of ways depending on the metric being analyzed and that there is not a uniform break-out by brand, or view, that is utilized throughout his performance assessing and resource allocation decisions. In connection with the CODM’s review, the CODM considers the following collective information provided to the CODM:

•	Monthly Financial Reporting Package consisting of primarily the following:

o      Consolidated balance sheet

o      Consolidated statement of cash flows

o      Consolidated EBITDA and adjusted EBITDA

o      Consolidated net income before non-cash items

•	Monthly sales reports: Actual vs. budgeted vs. prior year sales amounts, listed by distribution channel (e.g., North America, Independent Global Distributors (IGD), Europe and Direct-to-Consumer), are provided to the CODM. Although the sales reports by channel include sales by brand by channel, the CODM doesn’t use the brand information alone to make his decision, but rather uses all of the information described herein (e.g., the Monthly Financial Reporting Package, monthly sales reports, monthly operating expense reports, annual budgets, etc.) in its totality in making resource allocation decisions. The CODM uses this information to assess market trends as well as to determine how a channel is performing against the budget and the prior year’s results. The Company does not track operating margin by brand.

•	Monthly operating expense reports by department: Actual vs. budgeted operating expense amounts are broken out by department or function, as opposed to a distribution or product channel, and are provided to the CODM. These monthly operating expense reports are what the CODM uses to monitor overall spending against previously established budgeted amounts.

A-5

•	Annual Budgets: Based upon the strategic plan developed by the CODM and the Senior Management Team, the CODM presents an annual budget for approval to the Company’s Board of Directors. The CODM reviews the forecasted sales and margin information in a format consistent with the monthly sales reports and is also used in the determination of allocating resources based on input and initiatives developed during the strategic planning process with the Senior Management Team. The CODM is ultimately responsible for the performance of the budget. The CODM is responsible for the allocation of resources and the presidents of BDE and GMP are responsible for the execution and delivery of the plans based on the resources allocated by the CODM.

The Company also considered the following information in determining that Black Diamond Equipment and GMP constitute a single operating segment:

•	Information presented to the Board of Directors primarily comprised of the Monthly Financial Reporting Package, which as noted above is mostly comprised of financial information prepared on a consolidated basis (e.g., statement of cash flows, etc.).

•	Information contained in the Company’s annual report on Form 10-K and press releases as well as information provided to analysts at the consolidated level.

Accordingly, based upon the guidance of ASC 280-10-50-1 and the factors described above, the characteristics of operating segments described in ASC 280-10-50-1, and the overlap of products across the brands, combined with the litany of shared corporate services as well as management’s decision making processes described above, which view both brands as a single enterprise, the Company concluded that it has one single operating segment.

7.	As a related matter, we note that goodwill was recorded in connection with the acquisitions of both BDEL and GMP. Please tell us whether you assign goodwill to the single operating segment referred to above, or whether you assign it to BDEL and to GMP as separate reporting units for the purpose of testing it for impairment.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that the Company assigns goodwill recorded in connection with the acquisitions of both Black Diamond Equipment and GMP to the single operating segment.

Note 15. Subsequent Events, page 69

8.	We note that you modified certain financial covenants contained in your loan agreement with Zion First National Bank on March 2, 2012. We also note that the revolving credit facility balance of $22,356 has been paid off as of March 31, 2012. You state, in your related Form 10-Q, that you are in compliance with associated covenants on long term debt agreements as of March 31, 2012. Please tell us whether you would have been able to make this statement had you not modified the financial covenants on March 2, 2012 and/or paid down the balance of your revolving credit facility during the quarter ended March 31, 2012. Finally, please confirm our assumption that you were in compliance with all associated long-term debt covenants as of December 31, 2011.

A-6

The Company notes the Staff’s comment and, in response to this comment, confirms that the Company would have been in compliance on March 31, 2012 with the associated covenants contained in the Company’s loan agreement with Zion First National Bank had it not modified such financial covenants on March 2, 2012 and/or paid down the balance of the revolving credit facility during the quarter ended March 31, 2012. Also, the Company further confirms that the Company was in compliance with all associated covenants contained in the Company’s loan agreement with Zion First National Bank as of December 31, 2011.

Forms 8-K - Filed June 13, 2012 and July 6, 2012

9.	We note you acquired POC Sweden AB on July 2, 2012 for approximately $43.5 million in cash and common stock. Please tell us your consideration as to the materiality of this acquisition for providing audited historical financial statements and pro forma financial statements pursuant to Rule 3-05 and Article II of Regulation S-X.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that because the Company determined that its acquisition of POC Sweden AB (“POC”) did not constitute the acquisition of a significant business pursuant to condition (ii) of Instruction 4 of Item 2.01 of Form 8-K, no audited historical financial statements or pro forma financial statements pursuant to Rule 3-05 and Article 11 of Regulation S-X were required by Item 9.01(a) or (b) of Form 8-K for the reasons set forth below.

A company must file an Item 2.01 Form 8-K when a company or any of its majority owned subsidiaries has completed an acquisition or disposition of a significant amount of assets not in the ordinary course of business. Condition (ii) of Instruction 4 of Item 2.01 of Form 8-K states “An acquisition or disposition shall be deemed to involve a significant amount of assets if it involved a business (see 17 CFR 210.11-01(d)) that is significant (see 17 CFR 210.11-01(b))”. For purposes of condition (ii) of Instruction 4 of Item 2.01, an acquisition of a business is significant if the significance test pursuant to Rule 1-02(w) of Regulation S-X (i.e., the asset, income, or investment tests) meets the 20% level.

The Company performed the significance tests pursuant to Rule 1-02(w) of Regulation S-X using the most recent audited annual financial statements of POC for the year ended April 30, 2011 (the “POC Financial Statements”) and the Company’s most recent annual consolidated financial statements for the year ended December 31, 2011 as contained in the Form 10-K. Based upon the results of such testing, the Company’s acquisition of POC was not considered to be significant as each of the investment test, the asset test and the income test were less than the 20% threshold prescribed by Rule 1-02(w) of Regulation S-X and as a result did not constitute the acquisition of a significant business pursuant to condition (ii) of Instruction 4 of Item 2.01 of Form 8-K. Therefore, the Company concluded that the inclusion of audited historical financial statements pursuant to S-X Rule 3-05 or pro forma financial statements pursuant to S-X Article 11 with respect to POC would not be material to the Company’s investors because such financial statements were not required by Item 9.01(a) or (b) of Form 8-K.

A-7

Schedule B

Black Diamond, Inc. Acknowledgement

Black Diamond, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BLACK DIAMOND, INC.

By:  /s/ Robert Peay

Name: Robert Peay

Title:  Chief Financial Officer